Exhibit A

Mr. Klein also directly owns an employee stock option to purchase 25,127 shares of

Class A Common Stock with (i) exercise price of $20.69 per share,

(ii) vesting as follows:  5,127 on 02/08/2006, 10,000  on 02/08/2007, and 10,000

on 02/08/2008, and (iii) expiration on 02/08/2013.